787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 5, 2018

VIA EDGAR

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 119

Dear Ms. Brutlag:

On behalf of the AQR Volatility Risk Premium Fund (the “Fund”), a series of AQR Funds (the “Trust”), we herewith transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Thursday, September 13, 2018, regarding Post-Effective Amendment No. 119 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on August 1, 2018. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1

Fee Table. Please provide the Staff with completed fee tables and expense examples for the Fund at least one week prior to the effective date of the amendment to the Trust’s Registration Statement to be filed for the Fund pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Response	The requested information is provided in Appendix A attached hereto.

Comment 2	Fee Tables. Please confirm that the fee waiver agreement will be in place for at least one year following the effective date of the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response	The Trust confirms that the fee waiver agreement will be in place with respect to the Fund for at least one year following the effective date of the Amendment.

Comment 3	Principal Investment Strategies. Please disclose, in plain English, the concepts of “market neutral” and “beta.”

Response	The requested changes have been made.

Comment 4	Principal Investment Strategies. Please disclose what is meant by “wash sales” and “tax straddles.”

Response	The sentence referencing “wash sales” and “tax straddles” has been deleted from the discussion of the Fund’s principal investment strategies. Accordingly, this comment is now moot.

Comment 5	Principal Investment Strategies. Please confirm whether investments in emerging markets are a principal investment strategy of the Fund. If so, please add an accompanying risk factor.

Response

The Fund confirms that investments in emerging markets are not currently a principal investment strategy of the Fund and, therefore, has not added principal risk disclosure relating to such investments.

Comment 6

Principal Risks of Investing in the Fund—Investments in Other Investment Companies Risk. In light of the inclusion of this risk factor, please disclose investments in money market mutual funds in the discussion of the Fund’s principal investment strategies.

Response

The Fund respectfully submits that the disclosure regarding the Fund’s principal investment strategies already reflects investments in money market mutual funds. The disclosure in response to Items 4 and 9 of N-1A currently states: “A portion of the Fund’s assets may be held in cash or cash equivalent investments, including, but not limited to, short-term investment funds and/or U.S. Government securities. These cash or cash equivalent holdings serve as collateral for the positions the Fund takes and also earn income for the Fund.” (emphasis added). Accordingly, the Fund declines to make any changes.

Comment 7

Principal Investment Strategies. In light of the statement that “[t]he Fund may invest in or have exposure to companies of any size,” please add a risk factor describing the risks of investing in small-cap companies.

Response	The requested change has been made.

Comment 8	Principal Investment Strategies. Please revise the discussion of the Fund’s principal investment strategies to include references to “writing” options in addition to “selling” options.

Response

The Fund respectfully submits that the disclosure regarding the Fund’s principal investment strategies already includes references to both “writing” options and “selling” options. The disclosure in response to Items 4 and 9 currently states: “The Fund seeks to capture the volatility risk premium across global developed equity and bond markets by selling (i.e., writing) call and put options….” (emphasis added). Accordingly, the Fund declines to make any changes.

Comment 9

Principal Investment Strategies. In light of the risk factor for “Sovereign Debt Risk,” please revise the disclosure regarding the Fund’s principal investment strategies to include investments in sovereign debt.

Response	The requested change has been made.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	William J. Fenrich, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.

Appendix A

AQR Volatility Risk Premium Fund

Fund Summary — October 15, 2018

Investment Objective

The AQR Volatility Risk Premium Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.55%	0.55%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]	0.49%	0.49%
Acquired Fund Fees and Expenses[1,2]	0.03%	0.03%

Total Annual Fund Operating Expenses	1.07%	1.32%
Less: Fee Waivers and/or Expense Reimbursements[3]	0.29%	0.29%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.78%	1.03%

[1]	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[3]

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.75% for Class I Shares and 1.00% for Class N Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through April 30, 2020. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the disinterested Trustees of the Trust. The Adviser may recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month in which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the aggregate operating expenses attributable to a share class of the Fund during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through April 30, 2020, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$80	$295
Class N Shares	$105	$374

AQR Volatility Risk Premium Fund

Fund Summary — October 15, 2018

Investment Objective

The AQR Volatility Risk Premium Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6
Management Fee	0.55%
Distribution (12b-1) Fee	None
Other Expenses[1]	0.39%
Acquired Fund Fees and Expenses[1,2]	0.03%

Total Annual Fund Operating Expenses	0.97%
Less: Fee Waivers and/or Expense Reimbursements[3]	0.29%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.68%

[1]	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.
[2]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[3]

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.65% for Class R6 Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through April 30, 2020. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the disinterested Trustees of the Trust. The Adviser may recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month in which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the aggregate operating expenses attributable to a share class of the Fund during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through April 30, 2020, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$69	$264